EXHIBIT 99.5

Execution Copy

CLAUDE RESOURCES INC.

-AND –

8248567 CANADA LIMITED

NET SMELTER RETURNS ROYALTY AGREEMENT

March 20, 2014

Fasken Martineau DuMoulin LLP

Barristers and Solicitors

Global Mining Group

TABLE OF CONTENTS

Page

ARTICLE 1 INTERPRETATION		- 1 -

1.1	Definitions	- 1 -

1.2	Appendices	- 7 -

1.3	Severability	- 7 -

1.4	Performance on Holidays	- 7 -

1.5	Calculation of Time	- 7 -

1.6	Currency	- 7 -

1.7	Consent	- 8 -

1.8	Headings	- 8 -

1.9	Other Matters of Interpretation	- 8 -

ARTICLE 2 NET SMELTER RETURNS ROYALTY		- 9 -

2.1	Net Smelter Returns Royalty	- 9 -

2.2	Interest in the Property	- 9 -

2.3	Term	- 9 -

2.4	Reduction in Rate of Net Smelter Returns Royalty	- 10 -

ARTICLE 3 THE ROYALTY PAYMENTS		- 10 -

3.1	Accrual of Payment Obligation	- 10 -

3.2	Payments	- 11 -

3.3	Election to Receive Payment In Kind	- 11 -

3.4	Audit and Adjustments	- 11 -

3.5	Currency and Wire Transfer	- 12 -

3.6	Payor to use Commercial Endeavours	- 12 -

3.7	Sales to or Processing by Affiliates	- 12 -

3.8	Trading Activities of the Payor	- 12 -

ARTICLE 4 OPERATION OF THE PROPERTY		- 13 -

4.1	Payor to Determine Operations	- 13 -

4.2	Commingling	- 13 -

4.3	Tailings	- 13 -

4.4	Activities to be conducted in a Proper Manner	- 13 -

4.5	Additional Property	- 14 -

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4.6	Notice of Change of Refinery	- 14 -

4.7	Other Royalty Interests	- 14 -

ARTICLE 5 RECORDS, ACCESS AND REPORTING		- 14 -

5.1	Records and Access	- 14 -

5.2	Operations Reports	- 15 -

5.3	Annual Reports	- 15 -

5.4	New Product Resources or Reserves	- 16 -

ARTICLE 6 INDEMNITY		- 16 -

6.1	Indemnity	- 16 -

6.2	Limitation	- 16 -

6.3	Enforcement of Indemnity	- 16 -

6.4	Survival of Indemnity	- 16 -

ARTICLE 7 TITLE MAINTENANCE		- 17 -

7.1	Title Maintenance and Taxes	- 17 -

7.2	Abandonment	- 17 -

ARTICLE 8 ASSIGNMENT		- 18 -

8.1	Assignment by the Recipient	- 18 -

8.2	Assignment by the Payor	- 18 -

8.3	Transfer by Payor	- 18 -

ARTICLE 9 CONFIDENTIALITY		- 19 -

9.1	Confidentiality	- 19 -

9.2	Announcements	- 20 -

ARTICLE 10 MISCELLANEOUS		- 20 -

10.1	Governing Law	- 20 -

10.2	Dispute Resolution	- 20 -

10.3	Other Activities and Interests	- 21 -

10.4	No Partnership	- 21 -

10.5	Notice	- 21 -

10.6	Compliance with National Instrument 43-101	- 23 -

10.7	Further Assurances	- 23 -

10.8	Entire Agreement	- 23 -

10.9	Amendments and Waiver	- 23 -

10.10	Time of the Essence	- 23 -

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10.11	Counterparts	- 23 -

10.12	Parties in Interest	- 24 -

10.13	Language	- 24 -

APPENDIX A DESCRIPTION OF PROPERTY		A1
APPENDIX B MAP OF DISPOSITIONS		B1
APPENDIX C SEABEE CLAIM BOUNDARY		C1

iii

NET SMELTER RETURNS ROYALTY AGREEMENT

THIS ROYALTY AGREEMENT dated as of the 20th day of March, 2014,

BETWEEN:

Claude Resources Inc., a Canadian corporation

(the “Payor”)

AND:

8248567 Canada Limited, a Canadian corporation

(the “Recipient”)

WHEREAS the Payor and the Recipient entered into a royalty purchase agreement on March 20, 2014 (the “Royalty Purchase Agreement”);

AND WHEREAS the Royalty Purchase Agreement provides that the Payor shall grant to the Recipient the Royalty (as hereinafter defined) on the terms set out herein.

NOW THEREFORE, for good and valuable consideration (the receipt and sufficiency of which are acknowledged by each of the Parties), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Royalty Agreement, unless otherwise provided:

“Abandonment Date” has the meaning provided in Section 7.2(a);

"Abandonment Property" has the meaning provided in Section 7.2(a);

"Additional Property" has the meaning provided in Section 4.5;

"Affiliate" means any Person that directly or indirectly controls, is controlled by, or is under common control with, a Party. For purposes of the preceding sentence, "control" means possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise;

"Allowable Deductions" means all costs, charges and expenses paid, incurred, or deemed incurred by the Payor for or with respect to Products including:

(a)	charges for treatment in the smelting, refining, solution extraction, electrowinning and other beneficiation processes (including handling, provisional settlement fees, weighing, sampling, assaying, umpire and representation costs, any penalties including, without limitation, penalties for impurities contained in the Product which inhibit smelting, refining or minting, and other processor deductions), but excluding costs of mining, milling, leaching, concentrating, or other similar processing costs,

(b)	actual costs of transportation (including loading, freight, insurance, security, surveyor fees, transaction taxes, handling, port fees, demurrage, delay, and forwarding expenses incurred by reason of or in the course of transportation) of Products from the Property to the place of treatment and then to the place of sale, and for greater certainty this excludes trucking of ore within the Project site;

(c)	costs or charges for or in connection with insurance, storage, or representation at a smelter or refinery for Products or refined metals,

(d)	actual selling and brokerage costs on all Products on proceeds actually received by the Payor,

(e)	sales, use, severance, excise and net proceeds of mine taxes, any taxes measured by the value of minerals produced, and any federal, provincial or municipal taxes or levies of a sales or value-added nature assessed against or payable by the Payor with respect to the Products, but not including income taxes of the Payor, and

(f)	royalties payable to the government,

provided that whether Products are processed on or off the Property in a facility wholly or partially owned by the Payor or an Affiliate of the Payor, Allowable Deductions will not include any costs that are in excess of those that would be incurred on an arm's length basis at market terms, or which would not be Allowable Deductions if those Products were processed by an independent third Person;

"Applicable Law" in respect of any Person, property, transaction or event, means all laws, statutes, treaties, regulations, and enforceable judgments, orders and decrees applicable to that Person, property, transaction or event and, in each case having the force of law, all applicable official directives, rules, protocols, consents, approvals, authorizations and orders of any Governmental Body having or purporting to have authority over that Person, property, transaction or event;

"Area of Interest" means the areas or gaps within the boundaries of the Seabee Claim Boundary indicated on the attached Appendix “B" that are not areas covered by the mineral claims and mining leases forming part of the Property and listed in Appendix "A", but not including any areas within the N Claim Boundaries indicated on Appendix "C" unless Claude Resources acquires 100% ownership of the areas within the JV Claim Boundaries at which time they would be included in the Area of Interest;

"Average Gold Price" means the average "London Bullion Market Association (LBMA) P.M. USD Gold Fix" as published by the LBMA on its website (or should that quotation cease, then means the average spot price as published by COMEX on the CME Group website or should that quotation cease, another similar quotation acceptable to the Parties, acting reasonably) calculated by summing such quoted prices reported for each day (or the average of all such prices reported for each such day, if more than one) and dividing the sum by the number of days for which such prices were reported;

"Average Silver Price" means the average "London Bullion Market Association (LBMA) USD Silver Fix" as published by the LBMA on its website (or should that quotation cease, then means the average spot price as published by COMEX on the CME Group website or should that quotation cease, another similar quotation acceptable to the Parties, acting reasonably) calculated by summing such quoted prices reported for each day (or the average of all such prices reported for each such day, if more than one) and dividing the sum by the number of days for which such prices were reported;

"Books and Records" means all scientific and technical, financial, accounting, business and tax information, records and files, in any form whatsoever (including written, printed or electronic form or stored on computer discs or other data and software storage devices) related to the Property, including regulatory filings and returns, books of account and related original source documentation, actuarial, tax and accounting information, geological and metallurgical data, drill hole logs, cross sections and assay results, reports, files, lists, drawings, plans, logs, briefs, computer program documentation, deeds, certificates, business contracts, surveys, title and legal opinions, records of payment and asset documentation;

"Business Day" means a day that is not a Saturday, Sunday or any other day which is a statutory holiday or a bank holiday in Ontario, Saskatchewan, Hamilton, Bermuda, and New York City, New York;

"Confidential Information" has the meaning provided in Section 9.1;

"Disposal" means any disposal by any means including dumping, incineration, spraying, pumping, injecting, depositing or burying;

"Encumbrance" means any mortgage, pledge, lien, charge or other form of security interest or interest in the nature of a security interest;

"Environment" includes the air, surface water, groundwater, body of water, any land, soil or underground space even if submerged under water or covered by a structure, all living organisms and the interacting natural systems that include components of air, land, water, organic and inorganic matters and living organisms and the environment or natural environment as defined in any Environmental Law and "Environmental" will have a similar extended meaning;

"Environmental Laws" means all Applicable Laws relating in whole or in part to the Environment, including those relating to the storage, generation, use, handling, manufacture, processing, transportation, import, export, treatment, Release or Disposal of any Hazardous Substance;

"Gold Production" means the quantity of Refined Gold out-turned (credited) during a calendar month to the pool account of the Payor or its Affiliates by a refinery that produces Refined Gold for the Payor or its Affiliates on a toll-refining basis in respect of Products, on either a provisional or final settlement basis, as the case may be; settlement adjustments arising from final determinations of metal weights and assays will be reflected in Gold Production when determined;

"Governmental Body" means any national, provincial, state, regional, municipal or local government, governmental department, commission, board, bureau, agency, authority or instrumentality, or any Person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any of the foregoing entities, including all tribunals, commissions, boards, bureaux, arbitrators and arbitration panels, and any authority or other Person controlled by any of the foregoing;

"Gross Proceeds" is determined as follows:

(a)	if Products are Sold by the Payor or its Affiliates in the form of raw ore, doré, precipitates or other intermediate products or concentrates, then the Gross Proceeds in respect of such raw ore, doré, precipitates or other intermediate products or concentrates will be equal to the amount of gross proceeds on payable gold or silver before Allowable Deductions received by the Payor or its Affiliates, subject to Section 3.7, during the calendar month from the Sale of such raw ore, doré, precipitates or other intermediate products or concentrates; provided however, if the Sale of such raw ore, doré, precipitates or other intermediate products or concentrates occurs in connection with Trading Activities then the Gross Proceeds will be based on the value of such Products ex headframe or minesite loading facility in the case of ores or ex-mill or other treatment facility in the case of other such Products in both cases with reference to the Average Gold Price, or Average Silver Price, as applicable, during the month, without regard to the proceeds received by the Payor or its Affiliates;

(b)	if Products are Sold by the Payor or its Affiliates in the form of Refined Gold, then such gold will be deemed to have been Sold at the Average Gold Price for the calendar month in which the Refined Gold was produced at the applicable refinery, and the Gross Proceeds in respect of Refined Gold will be determined by multiplying Gold Production for such calendar month by the Average Gold Price for such calendar month;

(c)	if Products are sold by the Payor in the form of Refined Silver, then such silver will be deemed to have been Sold at the Average Silver Price for the calendar month in which the Refined Silver was produced at the applicable refinery, and the Gross Proceeds in respect of Refined Silver will be determined by multiplying Silver Production for such calendar month by the Average Silver Price for such calendar month;

(d)	if Products are Sold by the Payor in the form of refined metals other than gold or silver, then such other refined metals will be deemed to have been Sold at the average LME spot prices for the calendar month in which the other refined metal was produced at the applicable refinery and the Gross Proceeds will be determined by multiplying the respective production for such calendar month by the average LME spot price for such calendar month;

(e)	if any Products are Sold by the Payor and not included in Subsections (a) to (d) above, then the Gross Proceeds shall be the amount of gross proceeds actually received by the Payor or its Affiliates, subject to Section 3.7; provided however, if the Sale of such other Products occurs in connection with Trading Activities then the Gross Proceeds will be based on the value of Products Sold without regard to the proceeds received by the Payor or its Affiliates; and

(f)	if there is a Loss of Products, then the Gross Proceeds will be equal to the sum of the insurance proceeds in respect of such Loss and any Gross Proceeds from the Sale of such Products, determined under this definition of Gross Proceeds;

"Hazardous Substance" means any pollutant, contaminant, waste, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law;

"Indemnified Parties" has the meaning provided in Section 6.1;

"LME" means the London Metals Exchange;

"Loss" means an insurable loss of or damage to Products, whether or not occurring on or off the Property and whether the Products are in the possession of the Payor or its Affiliates or otherwise;

"Materials" has the meaning provided in Section 4.3;

"Net Smelter Returns" means Gross Proceeds less Allowable Deductions;

"NI 43-101" means National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

"Notice" has the meaning provided in Section 10.5;

"Operations Report" has the meaning provided in Section 5.2;

"Party" or "Parties" means one or more of the parties to this Royalty Agreement;

"Payor" shall refer to the Payor and its successors in interest, including without limitation, assignees, partners, joint venture partners, lessees, and when applicable mortgagees and Affiliates having or claiming an interest in the Property;

"Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or other form of enterprise, or any government or any agency or political subdivision thereof;

"Products" means all ores, doré, precipitates or other intermediate products, concentrates, metals, minerals and mineral by-products that are extracted, produced or poured by or on behalf of the Payor or its Affiliates from the Property;

"Property" means certain mineral claims and mining leases located in the La Ronge Mining District at the north end of Laonil Lake approximately 125 kilometres northeast of the town of La Ronge, Saskatchewan as listed in Appendix A and depicted in Appendix B to this Royalty Agreement together with any present or future mining claims, mining leases, or other mining rights resulting from renewal, extension, modification, substitution, amalgamation, succession, conversion, demise to lease, renaming or variation of any of those mineral claims or any additional mining rights deriving from those mining rights (whether granting or conferring the same, similar or any greater rights and whether extending over the same or a greater or lesser domain) and shall automatically include any Additional Property or the mining rights or the direct or indirect interests in mining rights referred to in Section 4.5 from the date such are acquired by or granted to the Payor or its Affiliates;

"Quarter" and "Quarterly" mean the period commencing on the date that the Payor first receives payment for the Sale of Product or the out-turn of refined metals by a refinery to the pool account of the Payor or its Affiliates in respect of Product and expiring on the day preceding the next occurring 1 St day of January, April, July or October and thereafter each successive period of 3 calendar months;

"Recipient" shall refer to the Recipient, its Affiliates or successors in interest, including without limitation any assignees;

"Refined Gold" means gold of minimum 0.995 fineness in gold bars, conforming in all respects with the specification for "Good Delivery Gold Bars" under the "Good Delivery Rules", as published by the London Bullion Market Association from time to time;

"Refined Silver" means silver of a minimum 0.999 fineness in silver bars, conforming in all respects with the specification for "Good Delivery Silver Bars" under the "Good Delivery Rules", as published by the London Bullion Market Association from time to time;

"Repurchase Option" has the meaning provided in Section 2.4;

"Royalty" means 3% of the Net Smelter Returns;

"Royalty Agreement" means this Net Smelter Returns Royalty Agreement;

"Royalty Purchase Agreement" has the meaning provided in the Recitals to this Royalty Agreement;

"Royalty Reduction Payment" has the meaning provided in Section 2.4;

"Sale" or "Sold" means the earlier of:

(a)	any out-turn (credit) of refined metals by a refinery to the pool account of the Payor or its Affiliates in respect of Products,

(b)	any transfer of title to Products from the Payor or its Affiliates to a buyer, and

(c)	any Loss prior to any transfer or deemed transfer of title to Products;

"Silver Production" means the quantity of Refined Silver out-turned (credited) during a calendar month to the pool account of the Payor or its Affiliates by a refinery that produces Refined Silver for the Payor or its Affiliates on a toll-refining basis in respect of Products, on either a provisional or final settlement basis; as the case may be; settlement adjustments arising from final determinations of metal weights and assays will be reflected in Silver Production when determined;

"Trading Activities" has the meaning provided in Section 3.8.

1.2	Appendices

Appendix A, Appendix B and Appendix C, which are attached to this Royalty Agreement, are incorporated by reference into and form part of this Royalty Agreement.

1.3	Severability

If any one or more of the provisions contained in this Royalty Agreement is held to be invalid, illegal or unenforceable in any respect under the Applicable Laws of any jurisdiction, the validity, legality and enforceability of such provision will not in any way be affected or impaired thereby under the Applicable Laws of any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby.

1.4	Performance on Holidays

If any action is required to be taken pursuant to this Royalty Agreement on or by a specified date which is not a Business Day, then such action will be valid if taken on or by the next Business Day.

1.5	Calculation of Time

In this Royalty Agreement, a period of days will be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Toronto time) on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period will terminate at 5:00 p.m. (Toronto time) on the next Business Day.

1.6	Currency

Unless otherwise indicated, all references to currency herein, including "$" are to lawful money of the United States. Allowable Deductions accrued in Canadian dollars shall be converted into United States dollars by applying the monthly average exchange rate quoted by the Bank of Canada as published on its website for the month during which the Allowable Deduction was accued.

1.7	Consent

Whenever a provision of this Royalty Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time limit, then, unless otherwise agreed, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

1.8	Headings

The headings to the articles and sections of this Royalty Agreement are inserted for convenience only and will not affect the construction hereof

1.9	Other Matters of Interpretation

In this Royalty Agreement:

(a)	the singular includes the plural and vice versa;

(b)	the masculine includes the feminine and vice versa;

(c)	the term "includes" or "including" means "including without limiting the generality of the foregoing";

(d)	references to "Article", "Section", "Subsection" and "Appendix" are to articles, sections, subsections and appendices of this Royalty Agreement, respectively;

(e)	all provisions requiring a Party to do or refrain from doing something will be interpreted as the coven ant of that Party with respect to that matter notwithstanding the absence of the words "covenants" or "agrees" or "promises";

(f)	all provisions requiring a Party to do something will be interpreted as including the covenant of that Party to cause that thing to be done when the Party cannot directly perform the coven ant but can indirectly cause that coven ant to be performed, whether by an Affiliate under its control or otherwise; and

(g)	the words "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions when used in this Royalty Agreement refer to the whole of this Royalty Agreement and not to any particular Article, Section, Subsection, Appendix or portion thereof

ARTICLE 2
NET SMELTER RETURNS ROYALTY

2.1	Net Smelter Returns Royalty

The Payor hereby grants to the Recipient an interest in and right to the Property and the minerals derived from the Property to the extent of the Royalty payable hereunder. The Payor hereby coven ants to pay to the Recipient, the Royalty on all Products Sold on and subject to the terms of this Royalty Agreement.

2.2	Interest in the Property

The Parties intend that the Royalty, to the extent permissible under applicable laws, constitutes an interest in the Property and agree that:

(a)	the Royalty will run with the title to the Property, and any disposition or transfer of the Property, or any interest therein, shall be subject to the Royalty;

(b)	any sale or other disposition by the Payor of any interest in the Property will be effected only in accordance with Section 8.3 hereof;

(c)	the Payor will, upon request by the Recipient, sign and deliver to the Recipient, and the Recipient may register or otherwise record against the Property, this Royalty Agreement or a notice of this Royalty Agreement, that will have the effect of giving notice of the existence of the Royalty to third Persons and protecting the Recipient's right to receive the Royalty;

(d)	the Recipient may at any time require the Payor or its Affiliates to grant to it a mortgage or security interest over the Property or other security interest in Products extracted from the Property to secure the payment of the Royalty and the covenants and obligations under the Royalty Agreement. The mortgage and/or security documents shall be in a form acceptable to the Payor and the Recipient each acting reasonably; and

(e)	if any Additional Property is acquired by or is granted to the Payor, or if any renewal, extension, modification, substitution, amalgamation, succession, conversion, demise to lease, renaming or variation of any mining right is granted as contemplated in the definition of Property, the Payor agrees to execute and deliver such document or documents as the Recipient may reasonably request to acknowledge that the Royalty or any mortgage or security interest is applicable thereto including, without limitation, any registration or recording document of any nature whatsoever, inclusive of those contemplated in Subsection 2.2(c).

2.3	Term

The Royalty shall exist in perpetuity. If any right, power or interest of either Party under this Royalty Agreement would violate the rule against perpetuities or equivalent rule under Applicable Law, then such right, power or interest shall terminate at the expiration of 20 years after the death of the last survivor of all the lineal descendants of Her Majesty, Queen Elizabeth II of England, living on the date of this Royalty Agreement.

2.4	Reduction in Rate of Net Smelter Returns Royalty

The Payor shall have the option (the "Repurchase Option") to repurchase half of the 3% Royalty (resulting in a 1.5% remaining Royalty) for US$12,000,000 (the "Royalty Reduction Payment"). To exercise the Repurchase Option the Payor shall provide Notice to the Recipient and pay the Royalty Reduction Payment. Upon receipt of the Royalty Reduction Payment and on the day that is 45 days after the date the Notice of exercise was delivered to the Recipient, the Repurchase Option shall be deemed to have been exercised.

The Repurchase Option shall expire on December 31, 2016 and will only be exercisable if Notice of exercise is delivered in time for the deemed exercise to occur on or before December 31, 2016.

The Royalty Reduction Payment is in addition to any other amounts due from the Payor to the Recipient. Upon deemed exercise of the Repurchase Option, the Royalty to which the Recipient is entitled pursuant to this Royalty Agreement shall be reduced from 3% to 1.5% and all other remaining provisions of this Royalty Agreement shall remain unamended. For greater certainty, the 3% royalty rate will be used for determining the Royalty on Products produced on or before the deemed exercise date.

ARTICLE 3
THE ROYALTY PAYMENTS

3.1	Accrual of Payment Obligation

(a)	Following the first receipt by the Payor or its Affiliates after the date of this Royalty Agreement of:

(i)	payment for the Sale of Products from the Property; or

(ii)	the out-turn (credit) of refined metals by a refinery to the pool account of the Payor or its Affiliates in respect of Products,

the Payor shall calculate and pay for each Quarter, the Royalty in accordance with the provisions of this Article 3.

(b)	Where the Sale of Products, including any out-turn of refined metals is made on a provisional basis, the amount of the Royalty payable will be based upon the amount of refined metal (or other Products) credited by such provisional settlement, but will be adjusted to account for the amount of refined metal (or other Products) established by final settlement by the refinery or by the purchaser of other Products, as the case may be.

3.2	Payments

(a)	Except when an election is made by Recipient under Section 3.3, Royalty payments will be due and payable Quarterly within 45 days after the end of the calendar Quarter in which the obligation to pay the same accrued. The Royalty payments will be accompanied by an Operations Report.

(b)	All Royalty payments will be made using proceeds received by the Payor for the sale of Products from the Property.

3.3	Election to Receive Payment In Kind

(a)	On or before November 1 of each year, the Recipient may elect to receive the Royalty on gold from the Property in kind as Refined Gold for the upcoming year. Notice of election to receive the Royalty for gold in kind must be made in writing by the Recipient. In the event no written election is made, the Royalty shall continue to be paid to the Recipient as it is then being paid. Royalties on Products other than gold shall not be payable in kind.

(b)	If an election to receive the Royalty in kind is made under Subsection 3.3(a), then the Payor must deliver written instructions to the mint or refinery, with a copy to Recipient, directing the mint or refinery to deliver Refined Gold due to Recipient in respect of the Royalty by crediting to the Recipient's account the number of ounces of Refined Gold for which the Royalty is due. The number of ounces of Refined Gold to be credited will be based upon the Recipient's share of production during the relevant period.

(c)	Title to Refined Gold delivered to the Recipient under this Royalty Agreement shall pass to Recipient at the time such Refined Gold is credited to the Recipient at the mint or refinery.

(d)	Any Royalty that is paid in kind shall reflect the Allowable Deductions that are incurred and deductible in calculating Net Smelter Returns under this Royalty Agreement, and the Payor shall be entitled to deduct that number of ounces of Refined Gold, equal in value to the dollar amount of Allowable Deductions, from the ounces of Refined Gold to be credited to the Recipient in respect of the applicable Royalty payment. The number of ounces of Refined Gold shall be determined using the dollar amount per ounce that would have been used to determine Gross Proceeds if the Royalty had been paid in cash.

3.4	Audit and Adjustments

All Royalty payments will be considered final and in full satisfaction of all obligations of the Payor unless the Recipient gives the Payor written Notice describing and setting forth an objection to the determination or calculation of the Royalty within one year after receipt by the Recipient of the Operations Report referred to in Section 5.2 that relates to the Royalty payment in question. If the Recipient objects to a particular Operations Report, then the Recipient shall have the right, for a period of 90 days after the Payor receives Notice of such objection, upon reasonable Notice and at all reasonable times, to have the Payor's Books and Records relating to the calculation of the Royalty in question audited by an independent firm of certified public accountants or chartered accountants selected by the Recipient. If such audit determines that there has been a deficiency or an excess in the payment made to the Recipient, such deficiency or excess will be resolved by adjusting the next Quarterly Royalty payment due. The Recipient will pay all costs of such audit unless a deficiency of 5% or more of the amount due to the Recipient is determined to exist. The Payor will pay the costs of such audit if a deficiency of 5% or more of the amount due to the Recipient is determined to exist. Failure on the part of the Recipient to make claim on the Payor for adjustment in such one-year period will establish the correctness of the Royalty payment and preclude the filing of exceptions thereto or making of claims for adjustment thereon; provided however that if fraud or gross negligence is determined to exist in respect of any Royalty payment, then no time limit shall preclude audits and adjustments on past Royalty payments.

3.5	Currency and Wire Transfer

All Royalty payments shall be made in United States dollars without demand, notice, setoff, or reduction, via the transfer of immediately available funds to such bank account as the Recipient may nominate in writing to the Payor from time to time.

3.6	Payor to use Commercial Endeavours

The Payor shall use commercially reasonable efforts to sell Products derived from the Property as soon as commercially reasonable and on such terms, including bona fide Trading Activities, which the Payor in its sole discretion determines.

3.7	Sales to or Processing by Affiliates

The Payor shall be permitted to sell any form of Products to an Affiliate of the Payor, provided that such Sales shall be deemed, for the purposes of this Royalty Agreement, to have been Sold at prices and on terms no less favourable to the Payor than those that would be extended by an unaffiliated third Person in an arm's length transaction under similar circumstances and, where applicable, shall be determined based on the value of the Products as set out under the definition of "Gross Proceeds" herein. If the Payor proposes to sell any form of Products to an Affiliate of the Payor, the Payor shall provide advance notice of the Sale to the Recipient. The Payor will be permitted to contract with an Affiliate of the Payor or an unaffiliated third Person for the smelting or other processing of Products, provided that such contract is on an arm's length basis at market terms.

3.8	Trading Activities of the Payor

The Payor will have the right to market and sell Refined Gold and other Products in any manner it may elect, and will have the right to engage in futures trading or financial commodity options trading for risk capital protection and other price hedging, price protection, and speculative arrangements ("Trading Activities"). The calculation of Net Smelter Returns will not be affected by, and the Recipient will not be entitled or required to participate in, any gain or loss of the Payor or its Affiliates in Trading Activities or in the actual marketing or Sales of Products delivered pursuant to Trading Activities.

ARTICLE 4
OPERATION OF THE PROPERTY

4.1	Payor to Determine Operations

The Recipient acknowledges and agrees that any decision to commence, pursue, suspend or cease mining on the Property is solely a matter for the Payor; however the Payor will notify the Recipient if it is considering or intends to take any of these actions.

4.2	Commingling

Commingling of Products from the Property with other ores, doré, concentrates, precipitates, or other intermediate products, metals, minerals or mineral by-products produced elsewhere ("Other Source Products") is permitted, provided that:

(a)	reasonable and customary procedures are established for the weighing, sampling, assaying and other measuring or testing necessary to fairly allocate valuable metals contained in such Products and Other Source Products;

(b)	representative samples of the Products shall be retained by the Payor and assays (including moisture and penalty substances) and other appropriate analyses of these samples must be made before commingling to determine gross metal content of the Products and that the Payor shall retain such analyses for a reasonable amount of time, but not less than 24 months, after receipt by the Recipient of the Royalty paid with respect to such commingled Products from the Property; and

(c)	the amount of valuable metals contained in such Products and Other Source Products is capable of being accurately verified by audit under Section 3.4.

4.3	Tailings

All tailings, residues, waste rock, spoiled leach materials, and other materials (collectively, "Materials") resulting from the Payor's operations and activities on the Property shall remain subject to the Royalty should the Materials be processed or reprocessed, as the case may be, in the future and result in the Sale or other disposition of Products.

4.4	Activities to be conducted in a Proper Manner

The Payor shall conduct its activities in relation to the Property in a proper manner in accordance with all Applicable Laws and generally accepted standards and practices in the mining industry in Canada.

4.5	Additional Property

If the Payor or any Affiliate or successor or assignee of the Payor stakes, applies for, and obtains or otherwise acquires, directly or indirectly, any right, to or interest in any mining claim, lease or other mineral right located within the boundaries of the Area of Interest (the "Additional Property"), such rights or interests shall thereafter become part of the Property. In the event the Payor or any Affiliate or any successor or assign of the Payor surrenders, allows to lapse or otherwise terminates its interest in the Property or any part thereof and reacquires a mining right or a direct or indirect interest in mining rights in respect of the l and covered by the former Property, then the Royalty shall apply to such mining right or interest so acquired. The Payor shall give written Notice to the Recipient within 10 days of any acquisition of Additional Property or of such mining right or interest, as applicable and on demand of the Recipient and to the extent permitted by Applicable Law, registration at the relevant public registers of this Royalty Agreement against the concerned Additional Property, mining right or interest referred to above, as applicable.

4.6	Notice of Change of Refinery

The Payor shall notify the Recipient within 10 days of any change of refinery to be used by the Payor.

4.7	Other Royalty Interests

The Payor covenants not to grant any new royalty interests on all or any part of the Property after the date of the Royalty Agreement without the prior written consent of the Recipient.

ARTICLE 5
RECORDS, ACCESS AND REPORTING

5.1	Records and Access

The Payor shall:

(a)	keep true, accurate and complete Books and Records in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board and as amended, supplemented or replaced from time to time to enable the Royalty to be calculated in accordance with this Royalty Agreement;

(b)	permit the Recipient, after it has given reasonable Notice to the Payor, to inspect at the Payor's premises and at all reasonable times and with access to the Payor's relevant personnel, the Payor's Books and Records referred to in Subsection 5.1(a), and to make and take away with it copies of such Books and Records; and

(c)	permit the Recipient to enter the Property at its own cost and risk for the purpose of inspecting the area and operations in it, provided that the Recipient does not unreasonably hinder the Payor's operations on the Property and complies with the Payor's instructions and directions, including in relation to health and safety and site inductions; provided further that the foregoing site visits shall not occur more than once per year, unless an audit under Section 3.4 shows that the Recipient has been underpaid, in which case the Recipient may conduct site visits at all reasonable times for a period of two years following such audit.

5.2	Operations Reports

At the same time as paying each Royalty payment under Section 3.2 or, if the Recipient has elected to receive the royalty in kind under Section 3.3, then by the last day of the month next following the end of each calendar Quarter, the Payor must provide to the Recipient a report setting out in reasonable detail the following information ("Operations Report"):

(a)	the quantity, type and grade of Products extracted during that Quarter;

(b)	the quantity, type and grade of Products that have been processed during that Quarter and the location of the relevant facilities;

(c)	the quantity, type and grade of all Products that have been Sold during that Quarter;

(d)	the quantity and type of Products held or unsold during that Quarter;

(e)	the quantity and type of Products that have been processed and are in a form that is saleable;

(f)	the Royalty for that Quarter and details of the Gross Proceeds (including details on the average monthly price determined as herein provided for refined metals and proceeds of Sale for other Products) and Allowable Deductions underlying the calculation of the Royalty;

(g)	the cumulative total of Royalty payments paid to the Recipient under this Royalty Agreement (including the payment under Subsection 5.2(f)); and

(h)	other pertinent information in sufficient detail to explain the calculation of the Royalty payment.

5.3	Annual Reports

From the commencement of the payment of the Royalty, the Payor shall provide to the Recipient an annual report setting out the following:

(a)	any annual mineral resources and mineral reserves prepared by the Payor;

(b)	operating and exploration expenditure and forecast; and

(c)	annual production forecast, budget and any material changes to the life of mine plan.

5.4	New Product Resources or Reserves

If the Payor establishes a new mineral resource or mineral reserve on the Property, the Payor shall provide to the Recipient the reports pertaining to such mineral resource or mineral reserve as soon as practicable after the Payor makes its first public disclosure with respect to the establishment thereof.

ARTICLE 6
INDEMNITY

6.1	Indemnity

The Payor agrees that it will defend, indemnify, reimburse and hold harmless the Recipient, its Affiliates, and their respective agents and employees and their successors and assigns (collectively, the "Indemnified Parties"), and each of them, for, from and against any and all claims, demands, liabilities, actions and proceedings, that may be made or brought against the Indemnified Parties or which the Indemnified Parties may sustain, pay or incur that result from or relate to operations conducted on or in respect of the Property that result from or relate to the mining, smelting or refining of the Products or to their handling or transportation, including claims, demands, liabilities, actions and proceedings, in any way arising from or connected with any non-compliance with applicable Environmental Laws or any contaminants or hazardous substances on, in or under the Property or the soil, sediment, water or groundwater forming part thereof, whether in the past, present or future, or any contaminants or hazardous substances on any other lands or areas having originated or migrated from the Property or the soil, sediment, water or groundwater forming part thereof.

6.2	Limitation

The indemnity provided in Section 6.1 is limited to claims, demands, liabilities, actions and proceedings that may be made or taken against an Indemnified Party in its capacity as or related to the Recipient as a holder of the Royalty and will not include any indemnity in respect of any claims, demands, liabilities, actions and proceedings against an Indemnified Party in any other capacity.

6.3	Enforcement of Indemnity

It is not necessary for an Indemnified Party to incur expense or make payment before enforcing a right of indemnity conferred by this Royalty Agreement.

6.4	Survival of Indemnity

The indemnity in Section 6.1 is a continuing obligation, separate and independent from other obligations and will not be discharged by any one payment or act and will survive expiration or earlier termination of this Royalty Agreement.

ARTICLE 7
TITLE MAINTENANCE

7.1	Title Maintenance and Taxes

Subject to Section 7.2 and Article 8, the Payor shall:

(a)	not do or permit to be done, anything that may render its interest in the Property liable for forfeiture;

(b)	maintain title to the Property, including without limitation, paying when due all taxes, duties or other payments on or with respect to the Property and doing all things and making any payments required by Applicable Law or appropriate to maintain the right, title and interest of the Payor and the Recipient, respectively, in the Property and under this Royalty Agreement;

(c)	perform all required assessment work (whether statutory or contractual), pay all maintenance fees and make such filings and recordings on the Property as are necessary to maintain title to the Property in accordance with Applicable Law; and

(d)	maintain in good standing any policies of insurance maintained by the Payor in respect of the Property and present all claims under such policies in a due and timely manner.

7.2	Abandonment

(a)	If the Payor intends to allow to lapse, abandon or surrender the Property or any portion thereof (the "Abandonment Property"), the Payor shall give Notice of such intention to the Recipient at least 90 days in advance of the applicable date of expiration or the proposed date of abandonment or surrender (one or the other, an "Abandonment Date") along with details of the Abandonment Date and details of any Encumbrance on the Abandonment Property created by, through or under the Payor. Within 20 days of receipt of such Notice, the Recipient may deliver Notice to the Payor that the Recipient desires the Payor to convey the Abandonment Property to the Recipient at least 30 days prior to the Abandonment Date and, if the Recipient desires to have the Abandonment Property conveyed to it, then the Payor shall convey the Abandonment Property to the Recipient, which will be on an "as is" basis in consideration for the sum of US$1.00 and the Payor shall have no further obligations in respect of the Abandonment Property under this Royalty Agreement. The Payor shall use commercially reasonable efforts to obtain all approvals and consents required by any third Person or Governmental Body to effect this transfer.

(b)	If the Recipient does not request conveyance of the Abandonment Property within 30 days of receipt of the Notice from the Payor then, subject to Subsection 7.2(c), the Recipient's right to have such property conveyed will be terminated and the Payor may abandon the Abandonment Property and shall thereafter have no further obligations in respect of the Abandonment Property under this Royalty Agreement.

(c)	For greater certainty, if, for any reason, the Abandonment Property is not abandoned, surrendered or transferred to the Recipient in accordance with this Section 7.2, then the Royalty shall continue to be payable on such Abandonment Property and the Payor will not allow the Abandonment Property to lapse or proceed with any abandonment or surrender of such Abandonment Property without again complying with the provisions of this Section 7.2 and so on from time to time.

ARTICLE 8
ASSIGNMENT

8.1	Assignment by the Recipient

The Recipient may assign this Royalty Agreement in whole or in pa rt provided that such assignment will not be effective against the Payor until the Recipient has delivered to the Payor Notice of the assignment.

8.2	Assignment by the Payor

The Payor shall not assign this Royalty Agreement or any rights and obligations under this Royalty Agreement without the written consent of the Recipient, such consent not to be unreasonably withheld, except to an Affiliate of the Payor or in connection with a transfer contemplated by Section 8.3, provided that such Affiliate or other transferee enters into a written agreement with the Recipient to be bound by the provisions of this Royalty Agreement in all respects and to the same extent as the Payor is bound and provided that where the assignment is to an Affiliate of the Payor, the Payor shall continue to be bound by all of the obligations as if such assignment had not occurred and perform such obligations to the extent that such Affiliate fails to do so, for as long as such Affiliate remains an Affiliate of the Payor.

8.3	Transfer by Payor

The Payor shall not transfer, sell, lease, assign or otherwise dispose of all or any of its rights, title and interest in and to the Property unless:

(a)	the transferee, purchaser, lessee or assignee, enters into a written agreement with the Recipient and the Payor pursuant to which the transferee, purchaser, lessee or assignee covenants to be bound by the terms of this Royalty Agreement (to the extent of the interest that is transferred, sold, leased or assigned); and

(b)	if the Recipient has been granted a mortgage or other security agreement in respect of the Property which secures the payment of the Royalty and obligations contained in this Royalty Agreement, then the transferee, purchaser, lessee or assignee must coven ant to be bound by the terms of such mortgage or security agreement in a form acceptable to the Recipient, acting reasonably.

Notwithstanding any other provision in this Royalty Agreement, including the provisions of this Section 8.3, the Payor shall remain liable for all covenants, agreements and obligations of the Payor contained in this Royalty Agreement, despite any transfer, sale, lease or assignment of any interest in the Property by the Payor (or an Affiliate of the Payor), until such time as any transferee, purchaser, lessee or assignee assumes such covenants, agreements and obligations in writing.

ARTICLE 9
CONFIDENTIALITY

9.1	Confidentiality

(a)	Subject to Subsection 9.1(b), each Party covenants with the other that it will keep confidential all information provided or disclosed to a Party by reason of the operation of this Royalty Agreement, including any information regarding a Party's Affiliates ("Confidential Information").

(b)	Each Party undertakes that neither it nor its employees, agents or contractors will, without the prior written consent of the other Party, disclose any Confidential Information to any third Person unless:

(i)	the disclosure is expressly permitted by this Royalty Agreement;

(ii)	the information is already in the public domain (unless it entered the public domain because of a breach of this Section 9.1 by the Party);

(iii)	the disclosure is made on a confidential basis to the Party's officers, employees, agents, financiers or professional advisers, and is necessary for the Party's business;

(iv)	the disclosure is necessary to comply with any Applicable Law, or an order of a court or tribunal;

(v)	the disclosure is necessary to comply with a directive or request of any Governmental Body, securities regulator or stock exchange (whether or not having the force of law) so long as a responsible person in a similar position would comply;

(vi)	the disclosure is necessary or desirable to obtain an authorization from any Governmental Body, securities regulator or stock exchange;

(vii)	the disclosure is necessary in relation to any discovery of documents, or any proceedings before an arbitrator, court, tribunal, other Governmental Body, securities regulator or stock exchange; or

(viii)	the disclosure is made on a confidential basis to a prospective assignee or financier of the Party, or to any other person who proposes to enter into contractual relations with the Party and agrees to keep the disclosure confidential in accordance with this Section 9.1.

9.2	Announcements

The Payor agrees that before it makes its first public announcement regarding the entering into or content of this Royalty Agreement, it will provide a copy of the proposed announcement to the Recipient at least 48 hours prior to the time that the announcement is intended to be made. The Payor shall consider in good faith any reasonable additions or amendments to its proposed announcement requested by the Recipient.

ARTICLE 10
MISCELLANEOUS

10.1	Governing Law

This Royalty Agreement shall be governed by and construed in accordance with the laws of the Province of Saskatchewan and the federal laws of Canada applicable therein, other than such laws relating to conflict of laws Subject to Section 10.2, the Parties irrevocably submit to the exclusive jurisdiction of the courts exercising jurisdiction in the Province of Saskatchewan and any court that may hear appeals from any of those courts for any proceeding in connection with this Royalty Agreement, subject only to the right to enforce a judgment obtained in any of those courts in any other jurisdiction.

10.2	Dispute Resolution

Any dispute, controversy or claim between the Parties, arising out of or relating to this Royalty Agreement, or the execution, interpretation, breach, termination, or invalidity thereof, shall be determined by arbitration in accordance with The Arbitration Act, 1992 (Saskatchewan) or any successor or replacement legislation which may be in force, and judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction over the relevant Party or its assets. The place of arbitration shall be Saskatoon, Saskatchewan and the arbitration shall be conducted in the English language.

The arbitration shall be conducted by a panel of three arbitrators unless the Parties agree upon one arbitrator. In the event the Pa rties are unable to agree on one arbitrator in their absolute discretion, the arbitrator selected by the claimant and the arbitrator selected by the respondent shall, within ten days of their appointment, select a third neutral arbitrator. In the event that they are unable to do so, the neutral third neutral arbitrator shall be appointed according to The Arbitration Act, 1992 (Saskatchewan).

The arbitrators shall reduce their award to writing and deliver one copy thereof to each of the Parties, and such award will be final and binding upon the Parties.

Nothing in this provision shall prevent any Party from seeking conservatory or interim measures, including, but not limited to, attachments, temporary restraining orders or preliminary injunctions or their equivalent, from any court having jurisdiction thereof, either before or after the arbitral tribunal is constituted.

10.3	Other Activities and Interests

This Royalty Agreement and the rights and obligations of the Parties hereunder are strictly limited to the Property and Additional Property, if any. Each Party will have the free and unrestricted right to enter into, conduct and benefit from any and all business ventures of any kind whatsoever, whether or not competitive with the activities undertaken pursuant hereto, without disclosing such activities to the other Party or inviting or allowing the other to participate therein, including activities involving mining titles adjoining the Property or Additional Property, if any.

10.4	No Partnership

This Royalty Agreement is not intended to, and will not be deemed to, create any partnership between or among the Parties including, without limitation, a mining partnership or commercial partnership. The obligations and liabilities of the Parties will be several and not joint and no Party will have or purport to have any authority to act for or to assume any obligations or responsibility on behalf of any other Party. Nothing herein contained will be deemed to constitute a Party the partner, agent or legal representative of the other Parties or to create any fiduciary relationship between the Parties.

10.5	Notice

Any notice, demand, consent or other communication ("Notice") given or made under this Royalty Agreement:

(a)	must be in writing and signed by a person duly authorised by the sender;

(b)	must be delivered to the intended recipient by hand or by courier to the address below or the address last notified by the intended recipient to the sender:

(i)	to the Recipient:

8248567 Canada Limited

c/o Mitsubishi UFJ Fund Services Limited

26 Burnaby Street, Hamilton, HM 11, Bermuda

Attention:	Jenny Dolan
Fax:	(441) 295-6759
Email:	jdolan@mitsubishiufjfundservices.com and
notices@orionresourcepartners.com

With a copy to:

Fasken Martineau DuMoulin LLP

333 Bay Street, Suite 2400

Toronto, Ontario M5H 2T6

Attention:	Nancy Eastman
Facsimile	No. + 1 (416) 364-7813
Email:	neastman@fjasken.com

(ii)	to Claude Resources:

200 224 Fourth Avenue South

Saskatoon, Saskatchewan

S7K 5M5

Attention:	Rick Johnson
Facsimile	No.:+1 (306) 668-7500
Email:	rjohnson@clauderesources.com

With a copy to:

MacPherson Leslie & Tyerman LLP

1500, 410 — 22nd Street East

Saskatoon, Saskatchewan

S7K 5T6

Attention:	Danny Anderson, Q.C.
Facsimile	No. +1 (306) 975-7145
Email:	danderson@mlt.com

(c)	Any Notice will be deemed to have been given and received:

(i)	if personally delivered, then on the day of personal service to the recipient Party, provided that if such date is a day other than a Business Day such Notice will be deemed to have been given and received on the first Business Day following the date of personal service;

(ii)	(ii) if by courier, on the day of receipt by the recipient party, provided that if such date is a day other than a Business Day such notice will be deemed to have been given and received on the first Business Day following the date of personal service; or

(iii)	if sent by facsimile transmission or email and successfully transmitted with proof of transmission prior to 4:00 pm on a Business Day where the recipient is located, then on that Business Day, and if transmitted after 4:00 pm on a Business Day where the recipient is located or on the day that is not a Business Day where the recipient is located, then on the first Business Day following the date of transmission.

A Party may at any time change its address for future Notices hereunder by Notice in accordance with this Section.

10.6	Compliance with National Instrument 43-101

The Parties acknowledge that the Recipient or Affiliates thereof may become subject to NI 43-101. The Payor hereby covenants that upon written request by the Recipient or an Affiliate thereof, it shall:

(a)	provide any and all necessary technical data on the Property required by the Recipient or its Affiliates to comply with NI 43-101, as reasonably requested by the Recipient;

(b)	grant access to the Property to the Recipient, its Affiliates or any representative thereof for personal inspection of the Property; and

(c)	allow any report prepared for the Payor in accordance with NI 43-101 to be used by the Recipient or its Affiliates in any technical report prepared for the Recipient or its Affiliates, on a condition that a "qualified person" (as such term is defined in NI 43-101) engaged by the Recipient is the author of the report prepared for the Recipient or its Affiliates.

10.7	Further Assurances

Each Party will, at the request of the other Party and at the requesting Party's expense, execute all such documents and take all such actions as may be reasonably required to effectuate the purposes and intent of this Royalty Agreement.

10.8	Entire Agreement

This Royalty Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between or among the Parties with respect thereto.

10.9	Amendments and Waiver

No modification of or amendment to this Royalty Agreement shall be valid or binding unless set forth in writing and duly executed by the Parties and no waiver of any breach of any term or provision of this Royalty Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

10.10	Time of the Essence

Time is of the essence in the performance of any and all of the obligations of the Parties, including, without limitation, the payment of monies.

10.11	Counterparts

This Royalty Agreement may be executed in two or more counterparts (including counterparts delivered by facsimile or email), all of which, taken together, shall be regarded as one and the same Royalty Agreement. Counterparts may be delivered by facsimile or email and the Parties adopt any signatures received by facsimile or email as original signatures of the Parties.

10.12	Parties in Interest

This Royalty Agreement will inure to the benefit of and be binding on the Parties and their respective successors and permitted assigns.

10.13	Language

The Parties have expressly required that this Royalty Agreement, any communication and all other contracts, documents and notices relating to this Royalty Agreement be drafted in the English language. Les parties ont expressément exigé que la présente convention, la communication et tous les autres contrats, documents et avis qui y sont afférents soient rédigés dans la langue anglaise.

[Remainder of page intentionally left blank. Signature page to follow.]

IN WITNESS WHEREOF, the Parties have caused this Royalty Agreement to be executed and delivered as of the date first set forth above.

CLAUDE RESOURCES INC.

By:	/s/ Brian Skanderbeg
	Name:	Brian Skanderbeg
	Title	Senior Vice President and Chief
Operating Officer

By:	/s/ Rick Johnson
	Name:	Rick Johnson
	Title	Chief Financial Officer and
Vice President Finance

8248567 CANADA LIMITED

By:	/s/ Gordon J. Fretwell
	Name:	Gordon Fretwell
	Title	President

APPENDIX A

DESCRIPTION OF PROPERTY

	Disposition	Hectares
1	CBS 7058	1230
2	CBS 7076	856
3	CBS 9347	1369
4	MC00000028	262
5	MC00000030	392
6	MC00000069	905
7	MC00000070	1226
8	ML 5519	201
9	ML 5520	125
10	ML 5535	45
11	ML 5536	50
12	ML 5543	86
13	ML 5551	115
14	S-97986	250
15	S-100748	930
16	S-101660	280
17	101661	425
18	S-102737	360
19	S-102738	130
20	S-102739	380
21	S-106678	1880
22	S-106771	196
23	S-106772	193
24	S-106773	328
25	S-110855	1321
26	S-110856	693
27	S-111431	774
28	S-111432	847
29	S-111694	233
30	S-113993	29
31	S-113994	341
		16452

- A -

APPENDIX B

MAP OF DISPOSITIONS

- B -

APPENDIX C

SEABEE CLAIM BOUNDARY

- C -